Orion Acquisition Corp. II
501 Second Street, Suite 211
San Francisco, California 94107

May 12, 2005

VIA EDGAR TRANSMISSION & FACSIMILE

Mr. John Reynolds

Assistant Director, Office of Emerging Growth Companies

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop: 0511

Re:	Registration Statement on Form SB-2 (Registration No. 333-122431), as amended, of Orion Acquisition Corp. II

Ladies and Gentlemen:

Orion Acquisition Corp. II, a Delaware corporation (the “Company”), hereby respectfully requests acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, of the Registration Statement on Form SB-2 (Registration No. 333-122431), as amended, of the Company (the “Registration Statement”), so that the Registration Statement will be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:30 p.m. eastern time on May 16, 2005, or as soon as practicable thereafter.

In addition, the Company respectfully requests that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to the Company’s counsel, Latham & Watkins LLP, Attention: Bradley A. Bugdanowitz, by facsimile to (415) 395-8095.

Very truly yours,

ORION ACQUISITION CORP. II

By:	/s/ C. Patrick Machado
Name:	C. Patrick Machado
Title:	Senior Vice President and Chief Financial Officer

cc:	Bradley A. Bugdanowitz, Esq.
Latham & Watkins LLP